Blue Hat Interactive Entertainment Technology Announces Second Quarter 2019 and First Half 2019 Unaudited Financial Results

XIAMEN, China, Jan. 31, 2020/PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China, today announced its unaudited financial results for the fiscal quarter and six months ended June 30, 2019.

Second Quarter 2019 Financial Highlights[1]

•	Total revenues increased 74.6% year-on-year to $3.2 million

•	Gross profit increased 78.9% year-on-year to $2.2 million

•	Income from operations was $1.3 million, compared to a loss from operations of $274,975 from the same period of 2018

•	Net income increased 3,630.9% year-on-year to $1.1 million

First Half 2019 Financial Highlights

•	Total revenues increased 11.9% year-on-year to $7.5 million

•	Gross profit increased 25.0% year-on-year to $5.3 million

•	Income from operations increased 83.1% year-on-year to $3.3million

•	Net income increased 73.7% year-on-year to $3.1 million

“We are delighted to report strong sales momentum and healthy profitability for our first earnings since becoming a NASDAQ-listed company,” said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. “During the first half of 2019 we expanded our product portfolio and marketing reach, with particular highlights including our partnership with the ‘Talking Tom and Friends’ media franchise to produce new branded version of our products, the launch of an upgraded model of ‘Crazy Bug’[2] and distribution agreements with leading national toy retailers. We also completed research and development on our AR Bouncing Bubble and AR Dinosaur products. Looking ahead, we intend to continue to strengthen our pipeline of innovative toys and game content through both in-house development and potential strategic acquisitions, although no definitive agreements have been executed.”

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Recent Developments

•	In July 2019, the Company closed its initial public offering (“IPO”) of ordinary shares, resulting in net proceeds to the Company of approximately $6.4 million. In connection with the IPO, the Company’s ordinary shares began trading on The Nasdaq Capital Market on July 26, 2019 under the symbol “BHAT”.
•	Consequent to the partnership with “Talking Tom and Friends,” Blue Hat launched its first co-branded product “Talking Tom and Friends” Bouncing Bubble in Q4 2019.
•	In October 2019, the new AR Dinosaur product helped the Company’s booth at this year’s China Toy Expo attract a large amount of visitors.

Second Quarter 2019 Results

Total revenues were $3.2 million for the second quarter ended June 30, 2019, an increase of $1.4 million, or 74.6%, from $1.8 million for the same period ended June 30, 2018. The overall increase was primarily attributable to the increased sales of interactive toys (game series) and mobile games.

Revenues from sales of interactive toys (game series) were $2.3 million for the second quarter ended June 30, 2019, an increase of $477,928, or 26.9%, from $1.8 million for the same period ended June 30, 2018. The increase was primarily the result of sales of our Bouncing Bubble and upgraded Crazy Bug products during the quarter.

Revenues from sales of interactive toys (animation series) were $11,248 for the second quarter ended June 30, 2019, a decrease of $30,453, or 73.0% from $41,701 for the same period ended June 30, 2018. This decrease was a result of our business strategy to shift away from interactive toys (animation series) and towards interactive toys (games series), as our game series products generate higher profit margins, with an average gross profit percentage of 61.3% for the second quarter ended June 30, 2019 as compared to interactive toys (animation series), which had an average gross profit percentage of 26.4% for the same period.

Revenues from mobile games were $913,469 for the second quarter ended June 30, 2019, an increase of $909,578 from $3,891 from the same period ended June 30, 2018. This increase is a result of the popularity of our first mobile game “Quan Min Dou Yu”, which was launched in the fourth quarter of 2018.

Total cost of revenues was $953,732 for the second quarter ended June 30, 2019, an increase of $376,912, or 65.3%, from $576,820 for the same period ended June 30, 2018. This increase is a direct result of our increased revenue.

Gross profit was $2.2 million for the second quarter ended June 30, 2019, an increase of $980,142, or 78.9%, from $1.2 million for the same period ended June 30, 2018.

Gross margin was 70.0% for the second quarter ended June 30, 2019, compared to 68.3% for the same period of 2018.

Total operating expenses was $954,016 for the second quarter ended June 30, 2019, a decrease of $563,651, or 37.1%, from $1.5 million for the same period ended June 30, 2018. This decrease was mainly attributable to the $14,549 decrease in selling expenses, the $573,976 decrease in general and administrative expenses, and the $24,874 increase in research and development expenses for the second quarter ended June 30, 2019, compared to the same period of 2018.

Income from operations was $1.3 million for the second quarter ended June 30, 2019, compared to a loss from operations of $274,975 from the same period of 2018.

Total other loss, net was $125,072 for the second quarter ended June 30, 2019, compared to total other income, net of $86,794 for the same period ended June 30, 2018. This decrease was primarily attributable to an approximate $169,000 decrease in interest income as we invested in fewer short-term certificate deposits.

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Provision for income taxes were $55,447 for the second quarter ended June 30, 2019, compared to provision for income taxes of $217,351 for the same period ended June 30, 2018.

Net income was $1.1 million for the second quarter ended June 30, 2019, an increase of $1.1 million, or 3,630.9%, from $29,170 for the same period ended June 30, 2018.

Basic and diluted earnings per share were $0.03 for the second quarter ended June 30, 2019, compared to $0.00 for the same period ended June 30, 2018.

First Half 2019 Results

Total revenues were $7.5 million for the six months ended June 30, 2019, an increase of $792,001, or 11.9%, from $6.7 million for the same period ended June 30, 2018. The overall increase was primarily attributable to the increase in revenues from our mobile games.

Revenues from sales of interactive toys (game series) were $6.1 million for the six months ended June 30, 2019, a decrease of $393,043, or 6.0%, from $6.5 million for the same period ended June 30, 2018. This decrease was primarily attributable to exchange rate fluctuation, as the Chinese Yuan depreciated against the U.S. dollar by approximately 6.6% during the six months ended June 30, 2019, compared to the same period in 2018.

Revenues from sales of interactive toys (animation series) were $89,391 for the six months ended June 30, 2019, compared to $131,564 for the same period ended June 30, 2018. This decrease is a result of our business strategy to shift towards products that have a higher gross margin.

Revenues from mobile games were $1.2 million for the six months ended June 30, 2019, an increase of $1.2 million, or 6,170.6%, from $19,888 from the same period ended June 30, 2018. This increase is a result of revenues generated by sales of our first mobile game “Quan Min Dou Yu”, which was launched in the fourth quarter of 2018.

Total cost of revenues was $2.2 million for the six months ended June 30, 2019, a decrease of $261,692, or 10.7%, from $2.4 million for the same period ended June 30, 2018. This decrease is a result of a decrease in sales of interactive toys - animation and interactive toys - game series.

Gross profit was $5.3 million for the six months ended June 30, 2019, an increase of $1.1million, or 25.0%, from $4.2 million for the same period ended June 30, 2018.

Gross margin was 70.8% for the six months ended June 30, 2019, compared to 63.4% for the same period of 2018.

Total operating expenses were $2.0 million for the six months ended June 30, 2019, an decrease of $440,072, or 18.1%, from $2.4 million for the same period ended June 30, 2018. This increase was mainly attributable to the $90,027 decrease in selling expenses, the $418,125 decrease in general and administrative expenses, and the $68,080 increase in research and development expenses for the six months ended June 30, 2019, compared to the same period of 2018.

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Income from operations was $3.3 million for the six months ended June 30, 2019, an increase of $1.5million, or 83.1%, from $1.8 million for the same period ended June 30, 2018.

Total other loss, net was $70,116 for the six months ended June 30, 2019, compared to total other income, net of $54,887 for the same period ended June 30, 2018. This decrease was primarily attributable to an approximate $169,000 decrease in interest income as we invested in less short-term investments of certificate deposits.

Provision for income taxes were $161,346 for the six months ended June 30, 2019, an increase of $70,608, or 77.8%, from $90,738 for the same period ended June 30, 2018.

Net income was $3.1 million for the six months ended June 30, 2019, an increase of $1.3million, or 73.7%, from $1.8 million for the same period ended June 30, 2018.

Basic and diluted earnings per share were $0.09 for the six months ended June 30, 2019, compared to $0.05 for the same period ended June 30, 2018.

Cash and Cash Equivalents

As of June 30, 2019, the Company's cash and cash equivalents was $81,231. In July 2019, the Company closed its IPO, resulting in net proceeds to the Company of approximately $6.4 million.

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[1] The average translation rates applied to statement of income accounts for the periods ended June 30, 2019 and 2018 were 6.79 RMB and 6.37 RMB to $1.00, respectively. The balance sheet amounts as of June 30, 2019 and December 31, 2018 were translated at 6.87 RMB and 6.62 RMB, respectively.

[2] “Crazy Bug” was the classic model of “AR Crazy Bug”, which was previously named “AR Need a Spanking”.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010

Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
ASSETS	2019	2018
CURRENT ASSETS
Cash and cash equivalents	$81,231	$11,829,509
Short-term investments	—	—
Accounts receivable, net	7,516,723	11,890,146
Other receivables, net	306,164	232,318
Other receivables - related party	12,557	12,036
Inventories	381,919	273,271
Prepayments, net	1,063,953	1,332,532
Prepaid IPO Costs	247,739	89,367
Total current assets	9,610,286	25,659,179
PROPERTY AND EQUIPMENT, NET	209,342	208,869
OTHER ASSETS
Prepayments	21,712,837	3,449,445
Intangible assets, net	4,757,824	4,265,537
Long-term investments	1,754,820	1,751,835
Deferred tax assets	125,973	135,999
Deposit for investment	—	—
Total other assets	28,351,454	9,602,816
Total assets	$38,171,082	$35,470,864

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term loans - banks	1,092,212	3,125,681
Current maturities of long-term loans - third party	75,598	75,469
Accounts payable	1,764,012	1,402,972
Other payables and accrued liabilities	948,447	438,299
Other payables - related party	43,324	62,368
Customer deposits	71,985	76,274
Taxes payable	2,792,121	1,941,770
Total current liabilities	6,787,699	7,122,833

OTHER LIABILITIES
Long-term loans - third party	54,852	91,986
Total other liabilities	54,852	91,986
Total liabilities	6,842,551	7,214,819

COMMITMENTS AND CONTINGENCIES
Total shareholders' equity
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 33,000,000 shares issued and outstanding as of June 30, 2019 and December 31, 2018	33,000	33,000
Additional paid-in capital	12,831,969	12,831,969
Statutory reserves	1,178,432	1,178,432
Retained earnings	18,229,790	15,169,573
Accumulated other comprehensive income (loss)	-944,660	-956,929
Total shareholders' equity	31,328,531	28,256,045
Total liabilities and shareholders' equity	$38,171,082	$35,470,864

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Three Months ended June 30,
	2019	2018
REVENUES	$3,176,565	1,819,512
Interactive toys - animation series	11,248	41,701
Interactive toys - game series	2,251,848	1,773,920
Mobile games	913,469	3,891
COST OF REVENUES	(953,732)	(576,820)
GROSS PROFIT	2,222,834	1,242,692
OPERATING EXPENSES
Selling	(207,263)	(221,812)
General and administrative	(650,605)	(1,224,581)
Research and development	(96,148)	(71,274)
Total operating expenses	(954,016)	(1,517,667)
INCOME FROM OPERATIONS	1,268,818	(274,975)
OTHER INCOME (EXPENSE)
Interest income	32	168,940
Interest expense	(18,759)	(44,836)
Other finance expenses	(724)	(504)
Other (expense) income, net	(105,621)	(36,806)
Total other income, net	(125,072)	86,794
INCOME BEFORE INCOME TAXES	1,143,746	(188,181)
PROVISION FOR INCOME TAXES	(55,447)	217,351
NET INCOME	1,088,299	29,170
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	31,760	(423,638)
COMPREHENSIVE INCOME	$1,120,059	(394,468)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	33,000,000	33,000,000
EARNINGS PER SHARE
Basic and diluted	$0.03	0.00

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2019	2018
REVENUES	$7,453,379	6,661,378
Interactive toys - animation series	89,391	131,564
Interactive toys - game series	6,116,883	6,509,926
Mobile games	1,247,105	19,888
COST OF REVENUES	(2,176,756)	(2,438,448)
GROSS PROFIT	5,276,623	4,222,930
OPERATING EXPENSES
Selling	(410,404)	(500,431)
General and administrative	(1,375,180)	(1,793,305)
Research and development	(199,360)	(131,280)
Total operating expenses	(1,984,944)	(2,425,016)
INCOME FROM OPERATIONS	3,291,679	1,797,914
OTHER INCOME (EXPENSE)
Interest income	502	169,935
Interest expense	(65,507)	(79,124)
Other finance expenses	(1,881)	(1,456)
Other (expense) income, net	(3,230)	(34,468)
Total other income, net	(70,116)	54,887
INCOME BEFORE INCOME TAXES	3,221,563	1,852,801
PROVISION FOR INCOME TAXES	(161,346)	(90,738)
NET INCOME	3,060,217	1,762,063
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	12,269	(446,273)
COMPREHENSIVE INCOME	$3,072,486	1,315,790
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	33,000,000	33,000,000
EARNINGS PER SHARE
Basic and diluted	$0.09	0.05

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